SIEGEL, LIPMAN, DUNAY, SHEPARD & MISKEL, LLP

5355 Town Center Road, Suite 801

Boca Raton, Florida 33486

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July 27, 2007

H. Christopher Owings, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Attn: MAIL STOP 3561

Re:

Intercontinental Resources, Inc.

Preliminary Information Statement on Schedule 14C

Filed June 18, 2007

File No. 0-28481

Dear Mr. Owings:

This letter responds to your letter to Matthew Markin of July 10, 2007, with respect to the captioned Preliminary Information Statement on Schedule 14C.  The following responses are numbered to conform to the numbering contained in your letter.

1.

Mr. Markin owned 26,433,566 shares of the common stock as of June 12, 2007, and 25,433,566 shares as of December 31, 2006. Intercontinental Resources, Inc., will file an amendment to its Form 10-KSB for the period ended December 31, 2006, to correct the number of shares that Mr. Markin owned at the time the original Report on Form 10-KSB was filed.  The amendments will appear in Items 10 and 11.  The financial statements, including the footnotes thereto, as originally filed in the Report on Form 10-KSB for the period ended December 31, 2006, as well as the Report on 10-QSB for the three month period ended March 31, 2007, describe correctly the issuance of common shares to Mr. Markin in exchange for Company indebtedness to him in the year ended December 31, 2005.  Mr. Markin advises us that in the quarter ended June 30, 2007, the Company issued him 1,000,000 common shares in exchange for indebtedness to him.

2.

Mr. Markin understands that he should have filed a Schedule 13D when he became a 5% holder of the outstanding shares of common stock of the Company, and that he is required to file reports pursuant to Section 13 in the future.  It appears that Mr. Markin was not aware of his obligations under Section 13, but he is now aware of them.

H. Christopher Owings, Assistant Director

Division of Corporation Finance

July 31, 2007

3.

The Company has advised us that as of the date of this letter it has no existing plans, proposals or arrangements, written or otherwise, to issue any shares of common stock for any purpose, including for future acquisitions and/or financings.

4.

Schedule 14C will be revised to strike the language with respect to shares being “fully paid and nonassessable.”

The Company anticipates filing the amended Information Statement on Schedule 14C on Monday, July 30, 2007.  Also on that date, the Company anticipates filing Amendment No. 1 to its Report on Form 10-KSB for the period ended December 31, 2006.  Mr. Markin should complete his filing on Schedule 13D by Tuesday, July 31, 2007.

The Company has advised us, and has asked that we accordingly advise you on behalf of the Company, that:

•

the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SIEGEL, LIPMAN, DUNAY, SHEPARD

& MISKEL, LLP

/s/ Jonathan L. Shepard

By: Jonathan L. Shepard

JLS/bjp

cc:

Matthew Markin, President